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As filed pursuant to Rule 424(b)(3)
Registration No. 333-82246

PRICING SUPPLEMENT
February 26, 2003
(To Prospectus Supplement dated March 6, 2002
to Prospectus dated March 4, 2002)

$300,000,000 4.25% Medium-Term Senior Notes, Series C, due March 15, 2010

Principal Amount:	$300,000,000
Issue Date:	March 3, 2003
Maturity Date:	March 15, 2010
Interest Rate:	4.25%
Interest Payment Dates:	March 15 and September 15
First Interest Payment Date:	September 15, 2003
Interest Accrual Date:	March 3, 2003
Record Dates:	March 1 and September 1
Issue Price:	100% of Principal Amount
Underwriting Discount or Commission:	0.60% of Principal Amount
Net Proceeds to Occidental:	$298,200,000
Form of Note (Book-Entry or Certificated):	Book-Entry
CUSIP No.:	67461F FS1
Trustee and Paying Agent:	The Bank of New York
Optional Redemption:	See "Optional Redemption" on Page PS-2
Redemption Price:	See "Optional Redemption" on Page PS-2

Sole Book-Running Manager Salomon Smith Barney	Joint Lead Manager Goldman, Sachs & Co.

BNP PARIBAS
Scotia Capital
Banc One Capital Markets, Inc.
Barclays Capital

The Royal Bank of Scotland
SG Cowen
BNY Capital Markets, Inc.
Commerzbank Securities
Credit Lyonnais Securities
ING Financial Markets

        References in this pricing supplement to "Occidental," "we", "us" and "our" are to Occidental Petroleum Corporation and not to any of our subsidiaries or agents.

        It is important for you to read and consider all information contained in this pricing supplement and the accompanying prospectus supplement and prospectus. You should also read and consider the information in the documents we have referred you to in "Where You Can Find More Information" on page 4 of the accompanying prospectus.

DESCRIPTION OF THE NOTES

        Occidental will issue the notes under an indenture between Occidental and The Bank of New York, as trustee. This description of the notes supplements, and, to the extent it is inconsistent, replaces, the description of the general provisions of the notes and the indenture in the accompanying prospectus supplement and prospectus.

Optional Redemption

        We may redeem some or all of the notes at any time at a price equal to the greater of:

  •
  100% of the principal amount of the notes to be redeemed; and

  •
  an amount determined by the Quotation Agent equal to the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of such payments of interest accrued as of the redemption date) discounted to the redemption date on a semiannual basis (assuming a 360-day year comprised of twelve 30-day months) at the Adjusted Treasury Rate plus 15 basis points, plus, in each case, accrued and unpaid interest to the redemption date; provided, however, that, with respect to interest payments that are due on or prior to the relevant redemption date, we will make such payments to the record holders of such notes at the close of business on the relevant regular record dates.

        We will send to each holder notice of any redemption at least 30 days but not more than 60 days before the applicable redemption date. Unless we default in payment of the redemption price, no interest shall accrue for the period from and after such redemption date. If less than all of the notes are to be redeemed, the trustee will select the notes (or portions thereof) to be redeemed by such method as the trustee shall deem fair and appropriate.

        "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

        "Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes of the applicable series to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such series of notes.

        "Comparable Treasury Price" means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if the trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of such Quotations, such average in any case to be determined by the Quotation Agent, or (3) if only one Reference Treasury Dealer Quotation is received, such Quotation.

PS-2

        "Quotation Agent" means the Reference Treasury Dealer appointed by Occidental.

        "Reference Treasury Dealer" means (i) Salomon Smith Barney Inc. and Goldman, Sachs & Co. (or their respective affiliates which are primary U.S. Government securities dealers) and their respective successors; provided, however, that if either of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we shall substitute therefore another Primary Treasury Dealer, and (ii) any other Primary Treasury Dealer(s) selected by us.

SUPPLEMENTAL PLAN OF DISTRIBUTION

        We have agreed to sell to each of the underwriters named below, severally, and each of the underwriters has severally agreed to purchase from us, the principal amount of notes set forth opposite its name below:

Underwriter	Principal Amount
Salomon Smith Barney Inc.	$90,000,000
Goldman, Sachs & Co.	55,500,000
Banc One Capital Markets, Inc.	24,000,000
Barclays Capital Inc.	24,000,000
BNP Paribas Securities Corp.	24,000,000
Scotia Capital (USA) Inc.	24,000,000
BNY Capital Markets, Inc.	12,000,000
SG Cowen Securities Corporation	12,000,000
The Royal Bank of Scotland plc	12,000,000
Commerzbank Capital Markets Corp.	7,500,000
Credit Lyonnais Securities (USA) Inc.	7,500,000
ING Financial Markets LLC	7,500,000

Total:	$300,000,000

PS-3

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SUPPLEMENTAL PLAN OF DISTRIBUTION